UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒    Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐    No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐    No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐    No:  ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Corporate Taxpayers’ Registry No. (CNPJ/MF) 02.558.134/0001-58

Business Registry Identification (NIRE) N. 33.3.0026253-9

Publicly-Held Company

TELEMAR NORTE LESTE S.A. Corporate Taxpayers’ Registry No. (CNPJ/MF) 33.000.118/0001-79 Business Registry Identification (NIRE) No. 33.3.0015258-0 Publicly-Held Company	COARI PARTICIPAÇÕES S.A. Corporate Taxpayers’ Registry No. (CNPJ/MF) 04.030.087/0001-09 Business Registry Identification (NIRE) No. 35.3.0018062-3 Publicly-Held Company

BRASIL TELECOM PARTICIPAÇÕES S.A. Corporate Taxpayers’ Registry No. (CNPJ/MF) 02.570.688/0001-70 Business Registry Identification (NIRE) No. 53.3.0000581-8 Publicly-Held Company	BRASIL TELECOM S.A. Corporate Taxpayers’ Registry No. (CNPJ/MF) 76.535.764/0001-43 Business Registry Identification (NIRE) No. 53.3.0000622–9 Publicly-Held Company

INVITEL S.A.

Corporate Taxpayers’ Registry No. (CNPJ/MF) 02.465.782/0001-60

Business Registry Identification (NIRE) N. 33.3.0016765-0

Publicly-Held Company

RELEVANT FACT

Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“Telemar”), Coari Participações S.A. (“Coari”), Brasil Telecom Participações S.A. (“BrTP”), Brasil Telecom S.A. (“BrTO”) and Invitel S.A. (“Invitel” and, together with TNL, Telemar, Coari, BrTP and BrTO, the “Companies”), in connection with the Relevant Fact disclosed on July 15, 2009, hereby inform shareholders and the market of amendments to the protocol of merger and justification of the mergers of the Intermediate Corporate Reorganization. These amendments are introduced to adjust the values of the net assets of Copart 1 Participações S.A. (“Copart 1”) and Copart 2 Participações S.A. (“Copart 2”), which shall be merged with and into BrTP and BrTO, respectively, pursuant to Article 6, Paragraph 1, (a), of CVM Instruction No. 319/99. Consequently, the net assets of Copart 1 and of Copart 2, as indicated in Items IV.4.1 and IV.9.2,

V.4.1 and V.9.2 of the Relevant Fact disclosed on July 15, 2009, have been appraised at R$3,973,693,776.14 and R$369,164,704.01, respectively. This appraisal does not affect the exchange ratio, because the mergers do not result in any capital increase or the issuance of new shares.

The protocols of merger and justification and other documents related to the Intermediate Corporate Reorganization, as adjusted according to the foregoing, are available at the websites of Telemar (www.oi.com.br/ri), BrTP and BrTO (www.oi.com.br/ri), the CVM (www.cvm.gov.br) and the BM&FBOVESPA (www.bovespa.com.br). Shareholders who wish to consult and examine these documents at the headquarters of BrTP and BrTO (both located at SIA SUL – ASP, Lote D, Bloco B, City of Brasília, Federal District) must make an appointment to visit the Investor Relations Department of Telemar (telephone (21) 3131-1314/15/16), BrTP (telephone (21) 3131-1123/15) or BrTO (telephone (21) 3131-1123/15).

The management of the Companies shall keep their shareholders and the market informed of other events related to the Company Reorganization.

Rio de Janeiro, July 22, 2009.

Alex Waldemar Zornig

Investor Relations Officer

Tele Norte Leste Participações S.A.

Telemar Norte Leste S.A.

Coari Participações S.A.

Brasil Telecom Participações S.A.

Brasil Telecom S.A.

Invitel S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2009

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig Title: Chief Financial Officer and Investor Relations Officer